                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)1


                            EXCEL LEGACY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    300665106
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                                 (CUSIP Number)


                                  GARY B. SABIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            EXCEL LEGACY CORPORATION
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 21, 2001
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                       (Continued on the following pages)


                                Page 1 of 8 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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                                  SCHEDULE 13D
--------------------------------                --------------------------------
     CUSIP No. 300665106                                       PAGE 2 OF 8
--------------------------------                --------------------------------

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         GARY B. SABIN
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                      (b) / /
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3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         SC, BK
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U. S. CITIZEN
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         NUMBER OF       7      SOLE VOTING POWER
         SHARES
         BENEFICIALLY           3,971,215 SHARES
         OWNED BY EACH   -------------------------------------------------------
         REPORTING       8      SHARED VOTING POWER
         PERSON WITH
                                0
                         -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                3,971,215 SHARES
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,971,215 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
(1) BASED ON 61,540,849 SHARES OF THE LEGACY COMMON STOCK OUTSTANDING AS OF MARCH 14, 2001, AS REPORTED IN LEGACY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 (FILE NO. 0-23503), FILED WITH THE SEC ON MARCH 20, 2001, AND INCLUDES 43,000 SHARES ISSUABLE TO GARY B. SABIN UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF MARCH 20, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                     PAGE 3 OF 8


                  This Amendment No. 1 to Schedule 13D relating to Excel Legacy Corporation ("Legacy"), is being filed on behalf of the undersigned, to amend the Schedule 13D filed with the SEC on April 10, 1998.

ITEM 1.           SECURITY AND ISSUER.

                  The information in Item 1 is hereby amended and restated as follows:

                  This statement relates to the beneficial ownership of 3,971,215 shares of common stock, par value $0.01 per share (the "Legacy Common Stock"), of Legacy. The principal executive offices of Legacy are located at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

ITEM 2.           IDENTITY AND BACKGROUND.

                  The information in Item 2 is hereby amended and restated as follows:

                  (a)      Gary B. Sabin

                  (b) 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128

                  (c) President and Chief Executive Officer of Excel Legacy Corporation and Price Enterprises, Inc.

                  (d)      None

                  (e)      None

                  (f)      U.S. Citizen


ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The information in Item 3 is hereby amended and restated as follows:

                  No funds were used in connection with the acquisition of 842,302 shares of Legacy Common Stock. See Item 4 for additional information.

                  Mr. Sabin purchased 2,998,410 shares of Legacy Common Stock in a private placement on March 31, 1998 for $2.39 per share, for an aggregate purchase price of $7,166,199.90. Mr. Sabin borrowed 50% of the purchase price of such shares from Legacy pursuant to that certain Common Stock Purchase Agreement dated as of December 12, 1997 among Legacy, Mr. Sabin, Richard B. Muir, Graham R. Bullick, Ronald H. Sabin, David A. Lund, S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi. In connection with the loan from Legacy, Mr. Sabin signed a promissory note dated March 31, 1998 in the principal amount of $3,583,100.90, which note bears interest at the rate of 7.0% per annum and matures on March 31, 2003. Mr. Sabin borrowed the remaining $3,583,099 of the purchase price from BankBoston, N.A. (i) pursuant to a promissory note dated March 31, 1998 in the principal amount of $2,500,000, which note bears interest, at Mr. Sabin's option, (A) at the base rate quoted by BankBoston, N.A. from time to time or (B) at LIBOR plus 1.5%, is payable upon demand by BankBoston, N.A. and is secured by shares of Legacy Common Stock, and (ii) by drawing down $1,083,099 from a $3,000,000 line of credit with

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                                                                     PAGE 4 OF 8


BankBoston, N.A. established pursuant to that certain Letter Agreement dated March 31, 1998 between Gary B. Sabin and BankBoston, N.A., which amount has since been repaid.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The information in Item 4 is hereby amended and restated as follows:

                  (a)-(b) Pursuant to a Distribution Agreement, dated as of March 31, 1998 (the "Distribution Agreement"), among Excel Realty Trust, Inc., a Maryland corporation ("Excel"), ERT Development Corporation, a Delaware corporation, and Legacy, all of the issued and outstanding shares of Legacy Common Stock were distributed (the "Distribution") on March 31, 1998 to the holders of common stock, par value $0.01 per share (the "Excel Common Stock"), of Excel. Pursuant to the Distribution, each Excel stockholder received one share of Legacy Common Stock for each share of Excel Common Stock held by such person on March 2, 1998. No consideration was paid by Mr. Sabin in connection with the acquisition of 842,302 shares of Legacy Common Stock through the Distribution.

                  Also on March 31, 1998, Mr. Sabin purchased 2,998,410 shares of Legacy Common Stock in a private placement. See Item 3 for additional information.

                  Mr. Sabin's acquisition of Legacy Common Stock through the Distribution and the private placement was for investment purposes only.

                  On March 21, 2001, Price Enterprises, Inc. ("Enterprises"), PEI Merger Sub, Inc., a Maryland corporation ("Merger Sub"), and Legacy entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will be merged with and into Legacy (the "Merger"), with Legacy continuing as the surviving corporation and as a wholly-owned subsidiary of Enterprises. At the effective time of the Merger, each outstanding share of Legacy Common Stock will be exchanged for 0.6667 of a share of Enterprises common stock, par value $0.0001 per share (the "Enterprises Common Stock"), and each option to purchase shares of Legacy Common Stock will be exchanged for an option to purchase shares of Enterprises Common Stock (with the exercise price and number of shares appropriately adjusted to reflect the exchange ratio). The shares of Enterprises Common Stock and Enterprises 8 3/4% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), outstanding at the time of the Merger will remain outstanding as shares of the combined company. Following the Merger, Enterprises will continue to operate as a real estate investment trust ("REIT") under the name Price Legacy Corporation ("Price Legacy"). In addition, Price Legacy will operate a wholly-owned taxable REIT subsidiary, which will be named Excel Legacy Corporation. The Merger, which is structured to qualify as a tax-free reorganization, is subject to the approval of the stockholders of both Enterprises and Legacy and other customary closing conditions.

                  Also on March 21, 2001, Enterprises entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Warburg, Pincus Equity Partners, L.P. and certain of its affiliates ("Warburg Pincus"), pursuant to which Enterprises agreed to sell to Warburg Pincus (i) 17,985,612 shares of a new class of preferred stock, 9% Series B Junior Convertible Redeemable Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock"), and (ii) a warrant (the "Warrant") to purchase an aggregate of 2.5 million shares of Price Legacy Common Stock at an exercise price of $8.25


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                                                                     PAGE 5 OF 8


per share, for an aggregate purchase price of $100,000,000. The Series B Preferred Stock is junior to the Series A Preferred Stock with respect to dividend, liquidation and other rights, and is convertible under certain conditions into Price Legacy Common Stock at $5.56 per share after 24 months from the date of issuance. The 9% coupon will be paid in kind with additional shares of Series B Preferred Stock for the first 45 months from issuance. Enterprises has agreed to enter into a Registration Rights Agreement (the "Registration Rights Agreement") with Warburg Pincus, pursuant to which it will grant Warburg Pincus certain registration rights covering the Price Legacy Common Stock underlying the Series B Preferred Stock and the Warrant. Upon consummation of the investment, Warburg Pincus will designate Reuben S. Leibowitz and Melvin L. Keating to the Board of Directors of Price Legacy. The Warburg Pincus investment is also subject to various conditions, including consummation of the Merger and stockholder approval. Since the Warburg Pincus investment and the Merger are subject to substantially the same conditions, it is expected that the two transactions will close concurrently (assuming they are both completed).

                  The Merger Agreement obligates Enterprises to complete a tender offer for all outstanding shares of Enterprises Common Stock (other than those shares currently held by Legacy) at a cash price of $7.00 per share. Legacy currently owns approximately 91.3% of the Enterprises Common Stock, with approximately 1,150,000 shares held by the public. The Merger Agreement further obligates Enterprises to initiate an exchange offer in which holders of Legacy's outstanding debentures and notes will be offered shares of Series A Preferred Stock in exchange for their debt securities valued at par. The tender offer and exchange offer are conditioned on, and expected to close concurrently with, the consummation of the Merger.

                  The Boards of Directors of both Enterprises and Legacy unanimously approved the Merger Agreement, and the Board of Directors of Enterprises unanimously approved the Securities Purchase Agreement. Certain stockholders of Legacy, including Mr. Sabin, have entered into Stockholder Agreements with Enterprises, dated March 21, 2001 (the "Stockholder Agreements"), pursuant to which these stockholders have agreed to vote their shares, representing approximately 20% of the Legacy Common Stock, in favor of the transactions contemplated by the Merger Agreement. In addition, Legacy entered into a Voting Agreement with Enterprises and Warburg Pincus, dated March 21, 2001 (the "Voting Agreement"), pursuant to which Legacy agreed to vote its shares of Enterprises Common Stock in favor of the transactions contemplated by the Merger Agreement and the Securities Purchase Agreement.

                  Incorporated herein by reference as Exhibits 8, 9, 10, 11, 12, 13 and 14, respectively, are copies of (i) the Merger Agreement, (ii) the form of Stockholder Agreement, (iii) the Securities Purchase Agreement, (iv) the Voting Agreement, (v) the form of Registration Rights Agreement, (vi) the form of Warrant and (vii) the form of Articles of Amendment and Restatement of Enterprises. The foregoing descriptions are qualified in their entirety by reference to the full text of such exhibits.

                  (c)      Not applicable.

                  (d) The agreements provide that, upon consummation of the Merger and the sale of the Series B Preferred Stock, the directors of Price Legacy will consist of: Jack McGrory, Chairman; Gary B. Sabin, Co-Chairman and Chief Executive Officer; Richard B. Muir, Vice-Chairman; James Cahill; Reuben S. Leibowitz; Melvin L. Keating; Murray Galinson; and Keene Wolcott.

                  (e)      Other than as described above, not applicable.

                  (f)      Other than as described above, not applicable.


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                                                                     PAGE 6 OF 8


                  (g) Upon the consummation of the Merger and the sale of the Series B Preferred Stock, the Articles of Amendment and Restatement of Enterprises will be filed, which will increase the authorized capital stock of Enterprises, designate the Series B Preferred Stock, change the name of Enterprises to Price Legacy and effect certain other changes agreed to by the parties. The Bylaws of Enterprises in effect immediately prior to the Merger will be the Bylaws of Price Legacy following the Merger. Each of the Merger Agreement, the Stockholder Agreements, the Securities Purchase Agreement and the Voting Agreement may have the effect of impeding the acquisition of control of Enterprises by any other person other than Legacy.

                  (h)-(i)  Not applicable.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The information in Item 5 is hereby amended and restated as follows:

                  (a)-(b) The aggregate number of shares of Legacy Common Stock beneficially owned by Mr. Sabin is 3,971,215, representing approximately 6.5% of the outstanding shares of Legacy Common Stock as of March 20, 2001. Mr. Sabin has sole voting and dispositive power with respect to such shares.

                  (c)-(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The information in Item 6 is hereby amended and restated as follows:

                  See the descriptions of the agreements in Items 3 and 4.

                  Except for the agreements listed in Item 7, which are incorporated by reference herein, to the knowledge of Mr. Sabin, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of Legacy, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  EXHIBITS.

                  The information in Item 7 is hereby amended and restated as follows:

                  Exhibit 1* Common Stock Purchase Agreement dated as of December 12, 1997 among Excel Legacy Corporation, Gary B. Sabin, Richard B. Muir, Graham R. Bullick, Ronald H. Sabin, David A. Lund, S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi.

                  Exhibit 2* Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of Excel Legacy Corporation in the principal amount of $3,583,100.90.


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                                                                     PAGE 7 OF 8


                  Exhibit 3* Pledge Agreement dated March 31, 1998 between Gary B. Sabin, as Donor and Trustee, and Valerie P. Sabin, as Trustee, of the Gary B. Sabin Family Trust, under a Trust Agreement dated May 20, 1982 (Restated January 19, 1995), and BankBoston, N.A.

                  Exhibit 4* Commercial Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of BankBoston, N.A. in the principal amount of $2,500,000.

                  Exhibit 5* Letter Agreement dated March 31, 1998 between Gary B. Sabin and BankBoston, N.A.

                  Exhibit 6* Pledge Agreement dated March 31, 1998 between Gary B. Sabin, as Donor and Trustee, and Valerie P. Sabin, as Trustee, of the Gary B. Sabin Family Trust, under a Trust Agreement dated May 20, 1982 (Restated January 19, 1995), and BankBoston, N.A.

                  Exhibit 7* Commercial Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of BankBoston, N.A. in the principal amount of $3,000,000.

                  Exhibit 8** Agreement and Plan of Merger, dated as of March 21, 2001, by and among Price Enterprises, Inc., PEI Merger Sub, Inc. and Excel Legacy Corporation.

                  Exhibit 9** Form of Stockholder Agreement, dated as of March 21, 2001, between Price Enterprises, Inc. and certain stockholders of Excel Legacy Corporation.

                  Exhibit 10** Securities Purchase Agreement, dated as of March 21, 2001, by and among Price Enterprises, Inc., and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

                  Exhibit 11** Voting Agreement, dated as of March 21, 2001, by and among Warburg, Pincus Equity Partners L.P., Price Enterprises, Inc. and Excel Legacy Corporation.

                  Exhibit 12** Form of Registration Rights Agreement, by and among Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V. and Price Enterprises, Inc.

                  Exhibit 13** Form of Common Stock Purchase Warrant of Price Enterprises, Inc.

                  Exhibit 14** Form of Articles of Amendment and Restatement of Price Enterprises, Inc.

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*        Previously filed.
** Incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the SEC on March 22, 2001.


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                                                                     PAGE 8 OF 8


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 28, 2001


                                                    /s/ Gary B. Sabin
                                                    ----------------------------
                                                    Gary B. Sabin

                                  EXHIBIT INDEX

                  Exhibit 1* Common Stock Purchase Agreement dated as of December 12, 1997 among Excel Legacy Corporation, Gary B. Sabin, Richard B. Muir, Graham R. Bullick, Ronald H. Sabin, David A. Lund, S. Eric Ottesen, Mark T. Burton, David DeCoursey, James Nakagawa and John Visconsi.

                  Exhibit 2* Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of Excel Legacy Corporation in the principal amount of $3,583,100.90.

                  Exhibit 3* Pledge Agreement dated March 31, 1998 between Gary B. Sabin, as Donor and Trustee, and Valerie P. Sabin, as Trustee, of the Gary B. Sabin Family Trust, under a Trust Agreement dated May 20, 1982 (Restated January 19, 1995), and BankBoston, N.A.

                  Exhibit 4* Commercial Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of BankBoston, N.A. in the principal amount of $2,500,000.

                  Exhibit 5* Letter Agreement dated March 31, 1998 between Gary B. Sabin and BankBoston, N.A.

                  Exhibit 6* Pledge Agreement dated March 31, 1998 between Gary B. Sabin, as Donor and Trustee, and Valerie P. Sabin, as Trustee, of the Gary B. Sabin Family Trust, under a Trust Agreement dated May 20, 1982 (Restated January 19, 1995), and BankBoston, N.A.

                  Exhibit 7* Commercial Promissory Note dated March 31, 1998 by Gary B. Sabin in favor of BankBoston, N.A. in the principal amount of $3,000,000.

                  Exhibit 8** Agreement and Plan of Merger, dated as of March 21, 2001, by and among Price Enterprises, Inc., PEI Merger Sub, Inc. and Excel Legacy Corporation.

                  Exhibit 9** Form of Stockholder Agreement, dated as of March 21, 2001, between Price Enterprises, Inc. and certain stockholders of Excel Legacy Corporation.

                  Exhibit 10** Securities Purchase Agreement, dated as of March 21, 2001, by and among Price Enterprises, Inc., and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

                  Exhibit 11** Voting Agreement, dated as of March 21, 2001, by and among Warburg, Pincus Equity Partners L.P., Price Enterprises, Inc. and Excel Legacy Corporation.

                  Exhibit 12** Form of Registration Rights Agreement, by and among Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I,

                                    C.V., Warburg, Pincus Netherlands Equity
                                    Partners II, C.V., Warburg, Pincus
                                    Netherlands Equity Partners III, C.V. and
                                    Price Enterprises, Inc.

                  Exhibit 13** Form of Common Stock Purchase Warrant of Price Enterprises, Inc.

                  Exhibit 14** Form of Articles of Amendment and Restatement of Price Enterprises, Inc.

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*        Previously filed.
** Incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the SEC on March 22, 2001.